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                               September 9, 2020

       Joshua T. Brumm
       President and Chief Executive Officer
       Dyne Therapeutics, Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: Dyne Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 25,
2020
                                                            File No. 333-248414

       Dear Mr. Brumm:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed August 25, 2020

       Business, page 122

   1. We note your response to our prior comment 5 and your continued use of "durable, disease-modifying,
functional benefit across multiple indications." Please revise your characterization of the
preclinical models to discuss the data from the trial, rather than drawing conclusions
from the results.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joshua T. Brumm
Dyne Therapeutics, Inc.
September 9, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Jeff Gabor at (202) 551-2544 with any questions.



                                                           Sincerely,
FirstName LastNameJoshua T. Brumm
                                                           Division of
Corporation Finance
Comapany NameDyne Therapeutics, Inc.
                                                           Office of Life
Sciences
September 9, 2020 Page 2
cc:       Stuart M. Falber, Esq.
FirstName LastName